UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of March 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑

     On March 16, 2010 Telvent GIT, S.A. (the “Company”) held its Extraordinary Meeting of Shareholders. The following provides the tabular results of the matters voted on by the shareholders:1

Issue		For		Against		Abstain		Broker
		(#)	(%)	(#)	(%)	(#)	(%)	Non-Votes
1.	Approval of the amendment to Article 24 of the Corporate Bylaws (Composition of the Board of Directors) to increase the maximum number of Directors to 12.	19,176,897	68.53	7,407,154	26.47	1,398,368	5	0
2.	Re-election or appointment, as the case may be, of the following Directors:
	Manuel Sánchez	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0
	HRH Carlos de Borbón	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0
	Miguel Cuenca	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0
	Eduard Punset	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0
	Javier Salas	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0
	José B. Terceiro	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0
	Cándido Velázquez-Gaztelu	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0
	Bernardo Villazán	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0
	Emilio Cassinello	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0
	José Manuel Fernández Norniella	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0
	Javier Castrillo Penadés	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0
	Marta de Amusátegui y Vergara	21,807,404	77.93	2,907,378	10.39	3,267,637	11.68	0

[1]	The numbers and percentages are based on 27,982,419 ordinary shares that attended the meeting in person or by proxy. The total number of ordinary shares outstanding for voting purposes is 33,723,197, which does not include the 370,962 ordinary shares that the Company repurchased from Telvent Corporation, S.L. on September 15, 2009. As disclosed in the Company’s prospectus filed pursuant to
Rule 424(b)(1) with the Securities and Exchange Commission on October 28, 2009, such shares held by the Company do not have voting or dividend rights so long as they are owned by the Company and are not treated as outstanding for financial reporting purposes. However, under Spanish law, such shares continue to count towards a quorum for purposes of any matters presented for a vote of the shareholders. Therefore, for purposes of determining a quorum, 34,094,159 ordinary shares remain outstanding.

Issue		For		Against		Abstain		Broker
		(#)	(%)	(#)	(%)	(#)	(%)	Non-Votes
3.	Authorization to the Board of Directors, with the express power of substitution in any of its members, to approve, once or a number of times, the increase of the share capital, in accordance with the provisions of article 153.1.b) of the Spanish Corporation Law and subject to the limits provided in such article, and to delegate to the Board of Directors the power to exclude the pre-emptive subscription right of the shareholders in accordance with the provisions of article 159.2 of the aforesaid Law.	22,787,354	81.43	3,634,506	12.99	1,560,559	5.58	0
4.
Delegation to the Board of Directors of the Company, in accordance with article 319 of the Companies Registry Regulation and the general regime on issues of bonds, for a period of three (3) years, and with the express power of substitution in any of its members, the power to issue, once or a number of times, any such fixed interest securities or debt instruments of a similar nature (including, without limitation, debentures, promissory notes or warrants), as well as fixed interest securities or those of any other kind (including warrants) exchangeable into, or entitle to, shares of the Company or of other companies, in the maximum amount of Five Hundred Million Euro (EUR 500 M). For the purposes of calculating this limit, the issues carried out under point five of the agenda will be taken into account.
		22,868,695	81.73	3,551,750	12.69	1,561,974	5.58

Issue	For		Against		Abstain		Broker
	(#)	(%)	(#)	(%)	(#)	(%)	Non-Votes
5.
Delegation to the Board of Directors of the Company, in accordance with article 319 of the Companies Registry Regulation and the general regime on issues of bonds, for a period of three (3) years, and with the express power of substitution in any of its members, the power to issue, once or a number of times, fixed interest securities convertible into shares of the Company, in the maximum amount of Five Hundred Million Euro (EUR 500 M). For the purposes of calculating this limit, the issues carried out under point four of the agenda will be taken into account. Delegation, with the express power of substitution in any of its members, of the power to establish the criteria for determining the bases and modalities of the conversion and of the power to increase the share capital by the amount necessary to attend to the relevant requests for conversion, as well as the power to exclude the pre-emptive subscription right of the shareholders, in accordance with the provisions of article 293.3 of the Spanish Corporation Law and other applicable legislation.
	23,159,682	82.77	3,258,710	11.65	1,564,027	5.59	0

Issue		For		Against		Abstain		Broker
		(#)	(%)	(#)	(%)	(#)	(%)	Non-Votes
6.	Grant of power to the Board of Directors to correct, formalize, execute and/or legalize all documents memorializing the agreements of the shareholders at this meeting.	23,199,946	82.91	3,222,144	11.51	1,560,329	5.58	0
7.	Approval, as the case may be, of the minutes of this meeting as may be required by law.	23,190,138	82.87	3,233,185	11.55	1,559,096	5.57	0

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: March 23, 2010